                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A

                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934





                               EXECUTIVE RISK INC.
             (Exact name of registrant as specified in its charter)



              Delaware                                  06-1388171
      (State of incorporation               (I.R.S. Employer Identification No.)
          or organization)

         82 Hopmeadow Street
         Simsbury, Connecticut                            06070
 (Address of principal executive offices)               (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                            Name of each exchange on
to be so registered                            which each class is to be listed



Securities to be registered pursuant to Section 12(g) of the Act:

             Common Stock Purchase Rights, par value $.01 per share
                                (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered.


         On December 30, 1993, the Board of Directors of Executive Risk Inc. (the "Company") approved and adopted a rights agreement (the "Original Rights Agreement"), dated as of such date, by and between the Company and Mellon Bank, N.A. (the "Rights Agent") and, as contemplated by the Original Rights Agreement, such Board of Directors authorized and declared a dividend of one right (a "Right") for each share of Common Stock, par value $.01 (the "Common Stock"), and for each share of Class B Common Stock, par value $.01 (the "Class B Common Stock"), of the Company outstanding on January 1, 1994 (the "Record Date"), each Right representing the right to purchase one share of Common Stock of the Company, upon the terms and subject to the conditions set forth in the Original Rights Agreement, and further authorized and directed the issuance of one Right with respect to each share of Common Stock and Class B Common Stock that shall become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Expiration Date. A complete copy of the Original Rights Agreement has been filed as an exhibit to Registration Statement No. 33-70820, as filed under the Securities Act of 1933, as amended, and is incorporated herein by reference.

         The Original Rights Agreement provided for, among other things, its amendment or supplement from time to time by the Company.

         On November 6, 1998, the Board of Directors of the Company determined to amend and restate the Original Rights Agreement. A complete copy of the Amended and Restated Rights Agreement is attached hereto as Exhibit 4.1 and incorporated herein by reference.

         The following is a summary of certain material revisions to the Original Rights Agreement:

         Acquiring Person. The Amended and Restated Rights Agreement revises the definition of an "Acquiring Person" to include any person who or which beneficially owns 15% or more of the outstanding shares of Common Stock.

         Distribution Date. The Amended and Restated Rights Agreement revises the definition of the "Distribution Date" to mean the earlier to occur of (i) a public announcement that a person or group of affiliated or associated persons beneficially owns 15% or more of the outstanding Common Stock of the Company or
(ii) such date as may be determined by action of the Board of Directors of the Company following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group beneficially owning 15% or more of the outstanding Common Stock.

         Exchange Feature. The Amended and Restated Rights Agreement includes an exchange feature that permits the Board of Directors of the Company to exchange, at its option at any time after a person has become an "Acquiring Person" and before such person or group acquires 50% or more of the outstanding Common Stock, all or part of the outstanding and exercisable Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of Common Stock (or, in certain circumstances, other similar securities of the Company) per Right (subject to adjustment).

         Continuing Director Provision. The Original Rights Agreement also has been revised to eliminate the requirement that only "continuing directors" (as such term is defined in the Original Rights Agreement) may redeem the Rights issued pursuant to the Original Rights Agreement.

         Capitalization. On May 27, 1997, the Company adopted an Amended and Restated Certificate of Incorporation, which eliminated the authorization of Class B Common Stock, formerly issued only to The Aetna Casualty and Surety Company. The Original Rights Agreement also has been amended to remove references to Class B Common Stock.

         The foregoing discussion does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1.


Item 2.  Exhibits.

     Exhibit No.                       Description
     -----------                       -----------
         4.1               Amended and Restated Rights Agreement, dated as of
                           November 12, 1998, by and between Executive Risk
                           Inc. and ChaseMellon Shareholder Services, L.L.C.,
                           as Rights Agent.

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                             EXECUTIVE RISK INC.


                                             By: /s/ Robert V. Deutsch
                                                 ------------------------------
                                                 Name:  Robert V. Deutsch
                                                 Title: Executive Vice President



Date:  November 12, 1998

                                  EXHIBIT INDEX


     Exhibit No.                            Description
     -----------                            -----------
         4.1               Amended and Restated Rights Agreement, dated as of
                           November 12, 1998, by and between Executive Risk Inc.
